Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

June 2024

Aegon Ltd.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated June 25, 2024, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: June 25, 2024

/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

June 25, 2024 Press release

Creating a leader in the UK savings and retirement market

Aegon today presents its plans to accelerate the transformation of Aegon UK into a leading digital savings and retirement platform. The plans will be outlined at a webinar hosted from London by Lard Friese, CEO of Aegon, and Mike Holliday-Williams, CEO of Aegon UK, together with other senior leaders of Aegon UK.

Aegon CEO, Lard Friese, commented: “Aegon’s ambition is to create leading businesses in investment, protection, and retirement solutions. Aegon UK is well positioned to capture the opportunities of the UK’s large and growing market for long-term savings and retirement solutions. I have great confidence in our UK colleagues to deliver on our plans to transform Aegon UK into a champion business.”

Aegon UK operates an interconnected business model with three growth franchises: the Workplace platform, the Adviser platform, and the Advice franchise. These three franchises serve around 2.5 million customers with GBP 104 billion of assets under administration (AuA) at the end of 2023. In addition, Aegon UK manages a portfolio of traditional pension and annuities products with 1.3 million customers, and a trading and custody platform that administers assets for institutional clients.

The Workplace platform offers retirement solutions for large and medium-sized employers and already occupies a top three market position in terms of winning new business. The company plans to further increase the digitalization and automation of the Workplace platform, enhance the retirement propositions, and further personalize the customer experience. This is expected to lead to significant growth of net flows into the Workplace platform to more than GBP 5 billion per year by 2028, resulting in an increase of AuA from GBP 53 billion at the end of 2023 to more than GBP 85 billion in 2028.

Aegon UK’s Adviser platform offers long-term savings and investment solutions to advisers and their customers. The company plans to focus on the 500 adviser firms that currently contribute around 70% of the Adviser platform’s gross flows. Aegon UK will invest to further enhance its proposition, while also simplifying technology and increasing automation to build on the leading online customer and adviser journeys already in place. The company aims to turn net flows of the Adviser platform positive by 2028. AuA on the Adviser platform is expected to remain stable at above GBP 50 billion through 2028.

The Advice franchise offers financial planning guidance and advice to Workplace platform customers and other corporate partners, including the recently extended partnership with Nationwide, and is expected to drive net flows into the Adviser platform. By embedding the advice proposition in customer journeys, Aegon UK plans to deepen its relationship with its Workplace customers and expand to other customer segments, while also further integrating its businesses and reducing costs.

The transformation will enable Aegon UK to grow the combined AuA of the three growth franchises to above GBP 135 billion by 2028 and to increase its operating capital generation by around 12% per year from a base level of approximately GBP 120 million in 2024. Aegon UK’s IFRS operating result is expected to increase to around GBP 190 million in 2028 from around GBP 165 million in 2024. Remittances to the Holding are expected to increase by around GBP 5 million per year during the transformation, starting from a base level of approximately GBP 100 million in 2024. Aegon UK will fund the transformation and the remittances out of its operating capital generation and its own funds allowing a small decrease in its UK Solvency II level. There is potential for higher remittance growth after the investment period.

The webinar, which takes place today at 14:00 BST / 15:00 CEST, will be followed by an analyst Q&A. You can find the presentation here and login details here.

June 25, 2024 Press release

Contacts

Media relations	Investor relations

Richard Mackillican	Yves Cormier

+31(0) 62 741 1546	+31(0) 70 344 8028

richard.mackillican@aegon.com	yves.cormier@aegon.com

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint-ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

June 25, 2024 Press release

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•

Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

•	Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the Netherlands and the United Kingdom;

•	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	The impact from volatility in credit, equity, and interest rates;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•

The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes in the European Commissions’ or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda;

•	Changes affecting interest rate levels and low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes affecting inflation levels, particularly in the United States, the Netherlands and the United Kingdom;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition, particularly in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business, may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and its ability to separate businesses as part of divestitures;

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or further consequences of the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

•

Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

•

Changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management; and

•

Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon may provide information that is not necessarily material for SEC reporting purposes but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), internal controls, and assumptions or third-party information that are still evolving and subject to change.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2022 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.